June 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xtant Medical Holdings, Inc. Registration Statement on Form S-1 (File No. 333- 208677)

Ladies and Gentlemen:

By letter dated June 3, 2016, Xtant Medical Holdings, Inc. (the “Company”) requested that the above-referenced Registration Statement be declared effective at 5:00 p.m., Washington, D.C. time, on June 7, 2016, or as soon thereafter as practicable.

The Company hereby requests that its Request for Acceleration of Effectiveness dated June 3, 2016 be withdrawn effective immediately. Should you have any additional questions or concerns, please contact me at (406) 388-0480.

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Very truly yours,

Xtant Medical Holdings, Inc.

By: /s/ John P. Gandolfo

Name: John P. Gandolfo

Title: Chief Financial Officer

cc:	James R. Tanenbaum, Esq.

Morrison & Foerster LLP